FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2004

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: “Syngenta launches CRUISER® seed treatment on soybeans in the USA”

Filed herewith is a press release related to Syngenta AG. The full text of the notification follows:

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Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland
Telephone: Fax:	+41 61 323 23 23 +41 61 323 24 24
www.syngenta.com

Media Release

Syngenta launches CRUISER® seed treatment on soybeans in the USA

Basel, Switzerland, 23 December 2004

Syngenta announced today the launch of its innovative seed treatment insecticide CRUISER® for use on soybeans in the USA. CRUISER® provides broad-spectrum protection against early-season insects and improves crop vigor. It is already successfully used on many crops worldwide including corn and cotton in the USA, soybeans in Brazil and canola in Canada. In 2003, the global market for seed treatment was $1.2 billion.

“We have made significant progress this year in strengthening our position in the all important corn and soybean markets in the USA,” said John Atkin, Chief Operating Officer of Syngenta Crop Protection. “The expansion of the CRUISER® portfolio will increase the breadth of our offer to growers and drive further growth in our successful seed treatment business.”

CRUISER® is one of the most significant growth products for Syngenta. Combined sales of the CRUISER® and ACTARA® product family increased by 32 percent to $219 million in the first nine months of 2004. CRUISER® is now registered in 72 countries on more than 21 crops and has proven performance on corn, soybeans, cotton, oil seed rape, sorghum, sugar beets, sun-flowers, barley, and wheat.

In addition to soybeans, CRUISER® also received registration for use on potatoes, dry beans, dry peas and succulent peas in the USA .

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2003 were approximately $6.6 billion. Syngenta employs some 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Media Enquiries:	Switzerland:	Markus Payer	Tel: +41 (61) 323 2323
	USA:	Sarah Hull	Tel: +1 (202) 347 8348

Analysts/Investors:	Switzerland:	Jonathan Seabrook	Tel: +41 (61) 323 7502
		Jennifer Gough	Tel: +41 (61) 323 5059
	USA:	Rhonda Chiger	Tel: +1 (917) 322 2569

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	December 23, 2004	By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary

		By:	/s/ Otto Schürmann

			Name:	Otto Schürmann
			Title:	Authorized signatory